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                             July 8, 2021

       Rebecca Chavez
       General Counsel and Corporate Secretary
       ChargePoint Holdings, Inc.
       240 East Hacienda Avenue
       Campbell, CA 95008

                                                        Re: ChargePoint
Holdings, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on July
2, 2021
                                                            CIK No. 0001777393

       Dear Ms. Chavez:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Anne
McConnell at 202-551-3709 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing